L A M Y

201 Allen St.

Unit 10104

New York, NY 10002

657-315-8312

lamy@twoplus1.live

January 30, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Division of Corporation Finance Office of Trade & Services

Re:	L A M Y Registration Statement on Form S-1 Filed July 27, 2022 File No. 333-266341

Ladies and Gentlemen:

We are submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated January 4, 2023, relating to the Company's Registration Statement on Form S-1/A, filed with the Commission on December 22, 2022 (the “Registration Statement”). Herewith, Amendment No. 6 to the Registration Statement (“Amendment No. 6”) is being filed in response to the Commission's comments on the Registration Statement. The numbered paragraphs below correspond to the numbered comments in the Staff's letter, and the Staff’s comments are presented in bold italics.

Amendment No. 5 to Registration Statement on Form S-1

Report of Independent Registered Public Accounting Firm, page F-2

1.

We note the changes made in response to our comment. However, the audit report does not fully reflect the restatement as requested. Please obtain and file an audit report with an explanatory paragraph that recognizes the correction in your cash-flow statement. Refer to paragraph 9 of AS 2820.

In response to the Staff’s comment, the audit report has been revised and submitted accordingly.

Note 11 - Restatement (Revision) in Previously Issued Financial Statements, page F-11

2.	The disclosure you provided in response to our comment herein does not appear to fully describe the nature of your restatement. In this regard, you state that no numerical amendment was made. However, you previously overstated net cash used in investing activities and net cash provided by financing activities by $44,100. Please revise the disclosure to describe the correction of your errors.

In response to the Staff’s comment, the Company has revised the disclosure to describe the correction of our errors.

The Company informs the Staff, it has also included its financial quarter information for the period ending November 30, 2022.

Should the Staff have any additional questions or comments regarding the foregoing, please do not hesitate to contact us at lamy@twoplus1.live.

Sincerely,

L A M Y

/s/ Dwight Witmer

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